R * B0 * 10/28/2019 * FS 5544619 15 00 AMENDED 06/30/2019	Great American Insurance Company	087334

FI 70 12 (Ed. 05 12)

Bond No. FS 5544619 15 00 Effective Date of Change 06/30/2019

BOND CHANGES

NAMED INSURED	Charles Schwab Family of Funds / Laudus Funds
AND ADDRESS:	211 Main Street
San Francisco, CA 94104

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: Aon Risk Services Northeast Inc 165 Broadway One Liberty Plaza, Suite 3201 New York, NY 10006

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2019 To 06/30/2020
12:01 A.M. Standard Time at the address of the Named Insured

Schwab 1000 Indexfi ETF is deleted from the Joint Insured List.

FORMS AND RIDERS hereby added: FI7012 05-12
FORMS AND RIDERS hereby am ended: FI7343 08-15
FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

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FI 73 43 (Ed. 08/15)

RIDER NO. 7

JOINT INSURED LIST

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No.	FS 5544619 15 00

In favor of	Charles Schwab Family of Funds /
Laudus Funds

It is agreed that:

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following: Laudus Small-Cap MarketMasters Fund - Select Sharesfi

Schwab Target 2060 Fund

Schwab Target 2010 Index Fund

Schwab Target 2055 Index Fund

Schwabfi Monthly Income Fund - Maximum Payout

Schwab Target 2015 Index Fund

Schwabfi Monthly Income Fund - Moderate Payout

Schwab Target 2060 Index Fund

Laudus Small-Cap MarketMasters Fund     - Investor Shares

Schwab Target 2010 Fund

Schwab VIT Balanced Portfolio

Schwab Target 2045 Index Fund

Schwab Target 2050 Index Fund

Schwab Target 2055 Fund

Schwabfi Monthly Income Fund - Enhanced Payout

Schwab Target 2015 Fund

Schwab Intermediate-Term Bond Fund

Schwab Target 2035 Index Fund

Schwab Target 2020 Index Fund

Schwab U.S. Large-Cap Growth Index Fund

Schwab Target 2040 Index Fund

Schwab Target 2050 Fund

Schwab Government Money Market Portfolio

Schwab Target 2025 Index Fund

Schwab Target 2045 Fund

Schwab VIT Balanced with Growth Portfolio

Schwab Treasury Obligations Money Fund     - Sweep Shares

Schwab VIT Growth Portfolio

Schwab U.S. Large-Cap Value Index Fund

Schwab Target 2030 Index Fund

Schwab Large-Cap Growth Fund

Schwab New York Municipal Money Fund     - Sweep Shares

Schwab Fundamental Global Real Estate Index Fund

Schwab Retirement Advantage Money Fundfi

Schwab MarketTrack Conservative Portfolio

FI 73 43 (Ed. 08/15)	(Page 1 of 3)

R * B0 * 10/28/2019 * FS 5544619 15 00 AMENDED 06/30/2019	Great American Insurance Company	087334

Schwab Hedged Equity Fund

Schwab U.S. Mid-Cap Index Fund

Schwab Global Real Estate Fund

Schwabfi S&P 500 Index Portfolio

Laudus International MarketMasters Fund     - Investor Shares

Schwab California Tax-Free Bond Fund

Schwab Balanced Fund

Schwab Target 2035 Fund

Schwab MarketTrack Balanced Portfolio

Schwab AMT Tax-Free Money Fund     - Sweep Shares

Schwab Target 2025 Fund

Schwab Target 2020 Fund

Schwab Investor Money Fundfi

Schwab California Municipal Money Fund     - Sweep Shares

Schwab Small-Cap Equity Fund

Schwab Fundamental Emerging Markets Large Company Index Fund

Schwab MarketTrack All Equity Portfolio

Schwabfi Short-Term Bond Index Fund

Schwab Tax-Free Bond Fund

Schwab MarketTrack Growth Portfolio

Schwabfi Treasury Inflation Protected Securities Index Fund

Schwab Fundamental International Small Company Index Fund

Schwab Health Care Fund

Schwab Dividend Equity Fund

Schwab Target 2030 Fund

Schwab Target 2040 Fund

Laudus International MarketMasters Fund     - Select Sharesfi

Schwab Retirement Government Money Fund

Schwab AMT Tax-Free Money Fund     - Investor Shares

Schwabfi International Core Equity Fund

Schwab New York Municipal Money Fund     - Investor Shares

Schwab Municipal Money Fund     - Sweep Shares

Schwab Fundamental International Large Company Index Fund

Schwab Fundamental US Small Company Index Fund

Laudus U.S. Large Cap Growth Fund

Schwab Core Equity Fund

Schwabfi U.S. Aggregate Bond Index Fund

Schwab Municipal Money Fund     - Investor Shares

Schwab U.S. Treasury Money Fund

Schwab U.S. Treasury Money Fund     - Investor Shares

Schwab Small-Cap Index Fundfi

Schwab Variable Share Price Money Fund     - Ultra Shares

Schwab International Index Fundfi

Schwab Fundamental US Large Company Index Fund

Schwab California Municipal Money Fund     - Investor Shares

Schwab Cash Reserves

Schwab 1000 Indexfi Fund

Schwab Government Money Fund     - Investor Shares

Schwab Treasury Obligations Money Fund     - Investor Shares

Schwab Total Stock Market Index Fundfi

Schwab Municipal Money Fund     - Ultra Shares

Schwab Government Money Fund     - Sweep Shares

Schwab Value Advantage Money Fundfi - Ultra Shares

Schwabfi S&P 500 Index Fund

FI 73 43 (Ed. 08/15)	(Page 2 of 3)

R * B0 * 10/28/2019 * FS 5544619 15 00 AMENDED 06/30/2019	Great American Insurance Company	087334

Schwab Value Advantage Money Fundfi - Investor Shares

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/30/2019 standard time.

FI 73 43 (Ed. 08/15)	(Page 3 of 3)